Exhibit 99.1

High Tide Announces Opening of Two New Canna Cabana Locations in Regina

CALGARY, AB, Jan. 26, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, announced today that its Canna Cabana retail cannabis store located at 3710 Eastgate Drive in Regina, Saskatchewan (the "Eastgate Drive store") has begun selling recreational cannabis products for adult use. The Company further announced that its Canna Cabana retail cannabis store located at 970 Albert Street, also in Regina, Saskatchewan (the "Albert Street store"), will begin selling recreational cannabis products for adult use on January 27, 2022. These openings will bring High Tide's total number of branded retail locations across Canada to 109, and 9 in Saskatchewan, selling recreational cannabis products and consumption accessories. These stores will also be the fourth and fifth Canna Cabana locations, respectively, to open in Regina, which is Saskatchewan's capital and second-largest city. The Eastgate Drive store is well-situated as part of a major commercial and retail corridor that is centered on Victoria Avenue and features a wide range of well-trafficked big box stores in the vicinity. The Albert Street store is located on a well-utilized north-south roadway in Regina's North Central neighbourhood which sees a daily average of over 31,000 vehicles, and is easily accessible from adjacent residential and employment districts.

High Tide Inc. January 26, 2022 (CNW Group/High Tide Inc.)

"I am pleased to announce the next phase of our continued expansion and investment in Regina's cannabis market, which will make our innovative discount club model accessible for many more Reginans," said Raj Grover, President and Chief Executive Officer of High Tide. "This month alone, we have more-than-doubled our presence in Regina from two Canna Cabana locations to five. With these openings, we have also kept our commitment to open all of the Regina retail portfolio locations that we acquired in August of 2021. This growth in Regina is just one part of our Canada-wide expansion strategy for 2022, through which we plan to reach 150 retail locations by investing in promising markets across the country," added Mr. Grover

ISSUANCE OF SHARES

Furthermore, High Tide intends to pay an aggregate of $100,000 in consulting fees (the "Consulting Fees") to two (2) consultants as consideration for services provided by the consultants pertaining to certain commercial premises for development. High Tide intends to pay the Consulting Fee through the issuance of common share of the Company (the "Shares), pending Exchange approval. The deemed price of the Shares shall be based on the 10-day volume weighted average price of the Shares on the Exchange.

GRANT OF OPTIONS

Furthermore, High Tide granted 35,000 stock options (the "Options") to certain consultants, that fully vest over a two (2) year period and are exercisable for a period of three (3) years.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 109 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan, and was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, and BlessedCBD.co.uk, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia's Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. business. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward–looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 26-JAN-22